July 5, 2005
REGI U.S., INC. /REG TECHNOLOGIES, INC. ACQUIRE EXCLUSIVE LICENSE DISTRIBUTOR RIGHTS FOR FUEL CELL TECHNOLOGY

For Immediate Release: July 5, 2005. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS)/Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) wish to announce that an exclusive distributor agreement for Canada for Reg Technologies, Inc., and an option for REGI U.S., Inc. for European exclusive rights, has been successfully completed with Anuvu Incorporated (www.anuvu.com).

Reg Technologies, Inc. and REGI U.S., Inc. agrees to pay a 5% royalty of the adjusted gross sales.

  REGI / Reg Technologies, Inc. will receive up to 1,000,000 warrants of Anuvu, based on 2 warrants issued for every $1.00 paid for the Distribution rights.

  Anuvu agrees to give REGI first refusal to purchase Anuvu shares, in the event the additional shares are to be issued or purchased, for a period of six months.

  Anuvu agrees to build a working fuel cell model prototype, for a vehicle, for demonstration purposes in Canada and Europe, on behalf of Reg Technologies, Inc. and REGI U. S., Inc.

  Anuvu agrees to work on the Rand Cam™ projects, as required by Reg Technologies, Inc. / REGI U.S., Inc., under a contract basis.

  John Robertson, President of Reg Technologies, Inc. and REGI U.S., Inc., states, "The companies have a common objective of developing a clean burning new source of power for vehicles, which are currently using gasoline driven piston engines. REGI is in the final phase of developing a light weight rotary engine that will run on any fuel, including cleaner burning fuels, such as hydrogen, propane and natural gas".

Anuvu Fuel Cell Advantages:
Anuvu recently commenced building 1,100 fuel cell engines for an automotive customer.

  The Anuvu fuel cell is Integration-Ready, complete fuel cell systems have been integrated into on-road vehicles, boats, off-road vehicles and extensively used in driving simulators.

  Anuvu fuel cells exceed goals for DOE weight and volume for mobile applications

  Improved stack efficiency and life by liquid cooling each cell for uniform temperature control.

  Improved water management technology which allows operation over a broad range of gas and humidity conditions, greatly reducing the complexity and cost of gas humidification subsystems

  Smaller, lighter, more robust and vibration tolerant

  Carbon-based to reduce catalyst poisoning, increasing cell life

  Lower cost with no precious metals, except a trace amount of platinum

  Designed for high volume manufacturing and consistency of performance

ABOUT ANUVU INCORPORATED:
Anuvu designs, manufactures, sells and licenses patented hydrogen fuel cell stacks and competitive energy systems worldwide to OEMs, governments, private R&D laboratories and academic institutions. Our standard PEM fuel cell stacks range from 1.5 kilowatt (kW) to 6kW. We have been successfully delivering fuel cells to various markets for over five years, with the goal of becoming the leading volume supplier of fuel cell systems in the 1kW to 100kW range. After ten years of R&D, Anuvu is focusing on the broad commercialization of its fuel cells by targeting existing stationary and specialized mobile markets, such as indoor forklift, marine, data and network backup power, remote communications facilities, critical fail-over systems and small urban vehicles.

ABOUT REG TECHNOLOGIES, INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies, Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration -free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars. Additionally, our licensee for the 42 H.P. production model diesel Rand Cam™ is currently completing the engine for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.